Exhibit 99.1

Tims China Announces First Quarter 2024 Financial Results

Jun 05, 2024

Resilient Total Revenues Increased 3.1% Year over Year for the First Quarter 2024

System Sales Increased 7.1% Year-over-Year for the First Quarter 2024

Continuous Margin Improvement with Seven Consecutive Positive Quarterly Adjusted Store EBITDA

20.3 Million Registered Loyalty Club Members at Quarter-End,
Representing 63.6% Year-over-Year Growth

SHANGHAI and NEW YORK, June 05, 2024 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops and Popeyes restaurants in China (“Tims China” or the “Company”) today announced its unaudited financial results for the first quarter 2024.

FIRST QUARTER 2024 HIGHLIGHTS

●	Total revenues reached RMB346.8 million (USD48.0 million), representing a 3.1% increase from the same quarter of 2023.

●	System sales[1] reached RMB363.5 million (USD50.3 million), representing a 7.1% increase from the same quarter of 2023.

●	Net new store openings totaled 5 (Net closure of 15 company owned and operated stores for Tims, net opening of 19 franchised stores for Tims, and net opening of one company owned and operated stores for Popeyes)

●	Adjusted store EBITDA[2] was RMB6.1 million (USD0.8 million), representing a 2.0% year-over-year growth.

●	Adjusted store EBITDA margin[3] was 2.0%, slightly improved from the same quarter in 2023.

●	Registered loyalty club members totaled 20.3 million members as of March 31, 2024, representing a 63.6% year-over-year growth.

[1]	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
[2]	Adjusted store EBITDA is calculated as fully burdened gross profit[4] of company owned and operated stores excluding depreciation & amortization and store pre-opening expenses.
[3]	Adjusted store EBITDA margin is calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.
[4]	Fully burdened gross profit of company owned and operated stores, the most comparable GAAP measure to adjusted store EBITDA, was a loss of RMB33.4 million (USD4.6 million) for the three months ended March 31, 2024, compared to a loss of RMB35.9 million in the same quarter of 2023.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, commented, “In Q1 2024, our system sales grew by 7.1%, and we continued to improve our bottom-line performance, marching towards achieving our first quarterly adjusted corporate EBITDA breakeven this year. Our registered loyalty club membership exceeded 20 million as of March 31, 2024, a 63.6% year-over-year growth, serving both as a pivotal catalyst for growth and a testament to our customers’ support and embrace of Tims China’s loyalty program.

Continuous product innovation remains a cornerstone of our strategic vision; we launched 14 new beverages and 18 new food products during the quarter. We just celebrated the meaningful milestones of our 5th anniversary in China as well as the 60th anniversary of the “Tim Hortons” brand in February. To commemorate both remarkable milestones and double celebrations, Tims China launched its Chinese version of “Double Double” latte series. Our collaborations with Tangle Angel and Dove Chocolate have also achieved significant success during the quarter.”

Mr. Lu added, “Our Popeyes brand maintains its robust growth trajectory. So far, we have successfully launched 14 Popeyes restaurants and are actively expanding our product offerings beyond the core fried chicken products. Our restaurants represent a solid base for further growth in Shanghai and beyond.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “During the first quarter of 2024, and in the face of headwinds, we continued to enhance our operational efficiency. We pared back costs at the headquarter level, and we pruned our underperforming stores. These actions allowed us to deliver year-over-year reductions in food and packaging costs, rental expenses, and labor costs (as a percentage of revenues from company owned and operated stores) by 1.0 percentage points, 0.9 percentage points, and 1.3 percentage points, respectively. Our adjusted general and administrative expenses as a percentage of total revenues decreased by 4.1 percentage points year-over-year.”

Mr. Li continued, “Going forward, and with driving profitable, and capital-efficient growth being front and center of everything we do, we will continue to optimize our store unit economics, roll out our differentiating made-to-order fresh food preparation model to drive traffic, enhance our supply chain capabilities and efficiencies, and facilitate our franchisees to manage the growth and profitability of their stores effectively.”

FIRST QUARTER 2024 FINANCIAL RESULTS

Total revenues reached RMB346.8 million (USD48.0 million) for the three months ended March 31, 2024, representing an increase of 3.1% from RMB336.5 million in the same quarter of 2023. Total revenues comprise:

●	Revenues from Company owned and operated store sales were RMB311.0 million (USD43.1 million) for the three months ended March 31, 2024, representing an increase of 0.2% from RMB310.5 million in the same quarter of 2023. The growth was primarily driven by an increase in the number of company owned and operated stores from 551 as of March 31, 2023 to 615 as of March 31, 2024, offset by same-store sales growth for company owned and operated stores of negative 11.7% in the first quarter of 2024.

●	Other revenues were RMB35.8 million (USD5.0 million) for the three months ended March 31, 2024, representing an increase of 37.5% from RMB26.0 million in the same quarter of 2023. The growth was primarily attributable to revenues from other franchise support activities, which was attributable to an increase in the number of franchised stores from 97 as of March 31, 2023 to 302 as of March 31, 2024.

Company owned and operated store costs and expenses were RMB334.1 million (USD46.3 million) for the three months ended March 31, 2024, representing a decrease of 0.7% from RMB336.5 million in the same quarter of 2023. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB108.5 million (USD15.0 million), representing a decrease of 2.5% from RMB111.3 million, as we continue to benefit from greater economies of scale and higher efficiencies in supply chains. Accordingly, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 1.0 percentage points from 35.9% in the first quarter of 2023 to 34.9% in the same quarter of 2024.

●	Rental and property management fee was RMB68.6 million (USD9.5 million), representing a decrease of 4.0% from RMB71.4 million, mainly due to the closure of certain underperforming stores during the first quarter 2024. As a result, rental and property management fee as a percentage of revenues from company owned and operated stores decreased by 0.9 percentage points from 23.0% in the first quarter of 2023 to 22.1% in the same quarter of 2024.

●	Payroll and employee benefits expenses were RMB69.0 million (USD9.6 million), representing a decrease of 5.4% from RMB73.0 million. Payroll and employee benefits as a percentage of revenues from company owned and operated stores decreased by 1.3 percentage points from 23.5% in the first quarter of 2023 to 22.2% in the same quarter of 2024, primarily due to the continuous refinement of staffing arrangement and optimization of store managerial efficiencies.

●	Delivery costs were RMB28.6 million (USD4.0 million), representing an increase of 25.7% from RMB22.8 million, due to an increased proportion of home-delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.9 percentage points to 9.2% in the first quarter of 2024 compared to 7.3% in the same quarter of 2023.

●	Other operating expenses were RMB25.3 million (USD3.5 million), representing an increase of 1.0% from RMB25.1 million, in line with our revenue growth and store network expansion. Other operating expenses as a percentage of revenues from company owned and operated stores remained flat at 8.1% in the first quarter of 2023 and 2024.

●	Store depreciation and amortization expenses were RMB34.0 million (USD4.7 million), representing an increase of 3.2% from RMB33.0 million, driven by an increase in the number of company owned and operated stores from 551 as of March 31, 2023 to 615 as of March 31, 2024. Store depreciation and amortization as a percentage of revenues from company owned and operated stores increased by 0.3 percentage points from 10.6% in the first quarter of 2023 to 10.9% in the same quarter of 2024.

Costs for other revenues were RMB25.0 million (USD3.5 million) for the three months ended March 31, 2024, representing an increase of 32.6% from RMB18.9 million in the same quarter of 2023, which was primarily driven by an increase in the number of franchised stores from 97 as of March 31, 2023 to 302 as of March 31, 2024. Costs for other revenues as a percentage of other revenues decreased by 2.6 percentage points from 72.5% in the first quarter of 2023 to 69.9% in the same quarter of 2024 due to higher margin contribution from our franchised business being realized during the first quarter of 2024.

Marketing expenses were RMB20.7 million (USD2.9 million) for the three months ended March 31, 2024, representing an increase of 13.4% from RMB18.3 million in the same quarter of 2023, which was primarily driven by the increase in the number of our system-wide stores from 648 as of March 31, 2023 to 917 as of March 31, 2024. Marketing expenses as a percentage of total revenues increased by 0.6 percentage points from 5.4% in the first quarter of 2023 to 6.0% in the same quarter of 2024.

General and administrative expenses were RMB58.7 million (USD8.1 million) for the three months ended March 31, 2024, representing a decrease of 16.9% from RMB70.6 million in the same quarter of 2023, which was primarily due to a reduction of our headquarter headcount. Adjusted general and administrative expenses, which excludes share-based compensation expenses of RMB1.0 million (USD0.1 million), and impairment losses of rental deposits of RMB2.5 million (USD0.3 million), were RMB55.2 million (USD7.6 million), representing a decrease of 18.1% from RMB67.5 million in the same quarter of 2023. Adjusted general and administrative expenses as a percentage of total revenues decreased by 4.1 percentage points from 20.0% in the first quarter of 2023 to 15.9% in the same quarter of 2024. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB14.1 million (USD2.0 million) for the three months ended March 31, 2024, representing an increase of 18.7% from RMB11.9 million in the same quarter of 2023, which was primarily driven by the increase in the number of our system-wide stores from 648 as of March 31, 2023 to 917 as of March 31, 2024. Franchise and royalty expenses as a percentage of total revenues increased by 0.6 percentage points, from 3.5% in the first quarter of 2023 to 4.1% in the same quarter of 2024.

Impairment losses of long-lived assets were RMB19.0 million (USD2.6 million) for the three months ended March 31, 2024, compared to RMB4.4 million in the same quarter of 2023, which was primarily because of planned closings of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB129.4 million (USD17.9 million) for the three months ended March 31, 2024, compared to RMB130.4 million in the same quarter of 2023.

Adjusted Corporate EBITDA was a loss of RMB53.6 million (USD7.4 million) for the three months ended March 31, 2024, compared to a loss of RMB74.6 million in the same quarter of 2023. Adjusted Corporate EBITDA margin was negative 15.4% in the first quarter of 2024, representing an improvement of 6.8 percentage points from negative 22.2% in the same quarter of 2023.

Net loss was RMB142.8 million (USD19.8 million) for the three months ended March 31, 2024, compared to RMB174.5 million for the same quarter of 2023. Adjusted net loss was RMB97.8 million (USD13.6 million) for the three months ended March 31, 2024, compared to RMB117.1 million for the same quarter of 2023. Adjusted net loss margin was negative 28.2% in the first quarter of 2024, representing an improvement of 6.6 percentage points from negative 34.8% in the same quarter of 2023.

Basic and diluted net loss per ordinary share was RMB0.90 (USD0.12) in the first quarter of 2024, compared to RMB1.25 in the same quarter of 2023. Adjusted basic and diluted net loss per ordinary share was RMB0.62 (USD0.10) in the first quarter of 2024, compared to RMB0.84 in the same quarter of 2023.

Liquidity

As of March 31, 2024, the Company’s total cash and cash equivalents and time deposits were RMB218.2 million (USD30.2 million), compared to RMB220.8 million as of December 31, 2023. The change was primarily attributable to the cash disbursements on the back of the expansion of our business and store network nationwide, repayment of bank borrowings, offset by the US$20.0 million junior promissory notes financing provided by Cartesian Capital Group, our existing shareholder.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2023	2023	2023	2023	2024

Total stores	648	700	763	912	917
Company owned and operated stores	551	571	589	629	615
Franchised stores	97	129	174	283	302
Same-store sales growth for system-wide stores	7.5%	19.9%	0.1%	2.6%	-13.6%
Same-store sales growth for company owned and operated stores	8.0%	20.4%	-0.4%	2.5%	-11.7%
Registered loyalty club members (in thousands)	12,386	14,721	16,898	18,714	20,264
Adjusted store EBITDA (Renminbi in thousands)	6,002	18,244	29,310	15,859	6,124
Adjusted store EBITDA margin	1.9%	5.0%	7.5%	4.6%	2.0%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Adjusted store EBITDA. Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses.

●	Adjusted store EBITDA margin. Calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), and professional fees related to warrant exchange and other financing programs.

●	Adjusted corporate EBITDA. Calculated as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets and loss on disposal of property and equipment.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted store EBITDA as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted store EBITDA margin as adjusted store EBITDA as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares, and professional fees related to warrant exchange and other financing programs; (iv) adjusted corporate EBITDA as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2203 to USD1.00, the exchange rate in effect on March 29, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Wednesday, June 5, 2024, at 8:00 am Eastern Time (on Wednesday, June 5, 2024, at 8:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register.vevent.com/register/BI94870283e9124554bcb820c11f01f505

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/srctfy6e

The webcast features a ’Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau and Popeyes restaurants in mainland China and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx
IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu
Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2023	March 31, 2024 (Unaudited)
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	203,587	196,890	27,269
Time deposits	17,165	21,285	2,948
Accounts receivable, net	27,562	27,703	3,837
Inventories	50,719	40,252	5,575
Prepaid expenses and other current assets	159,587	164,645	22,803
Total current assets	458,620	450,775	62,432

Non-current assets:
Property and equipment, net	691,876	640,123	88,656
Intangible assets, net	147,448	145,747	20,186
Operating lease right-of-use assets	849,079	737,614	102,158
Other non-current assets	68,416	65,172	9,026
Total non-current assets	1,756,819	1,588,656	220,026
Total assets	2,215,439	2,039,431	282,458

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings, current	538,233	422,641	58,535
Accounts payable	224,849	256,046	35,462
Contract liabilities	40,715	43,238	5,988
Amount due to related parties	53,004	208,933	28,937
Operating lease liabilities	200,878	205,103	28,406
Other current liabilities	338,154	319,829	44,297
Total current liabilities	1,395,833	1,455,790	201,625

Non-current liabilities:
Bank borrowings, non-current	5,266	2,890	400
Convertible notes, at fair value	420,712	435,633	60,334
Contract liabilities	5,272	5,051	700
Amount due to related parties	94,200	96,492	13,364
Operating lease liabilities	707,689	602,500	83,445
Other non-current liabilities	8,896	8,447	1,170
Total non-current liabilities	1,242,035	1,151,013	159,413
Total liabilities	2,637,868	2,606,803	361,038

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,807,715	1,812,164	250,982
Accumulated losses	(2,256,424)	(2,400,468)	(332,461)
Accumulated other comprehensive income	21,492	14,928	2,068
Treasury shares	-	-	-
Total (deficit) equity attributable to shareholders of the Company	(427,207)	(573,366)	(79,410)
Non-controlling interests	4,778	5,994	830
Total shareholders’ (deficit) equity	(422,429)	(567,372)	(78,580)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ equity (deficit)	2,215,439	2,039,431	282,458

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Revenues:
Company owned and operated stores	310,451	311,037	43,078
Other revenues	26,028	35,778	4,955
Total revenues	336,479	346,815	48,033

Costs and expenses, net:
Company owned and operated stores
Food and packaging	111,326	108,523	15,030
Rental and property management fee	71,410	68,586	9,499
Payroll and employee benefits	72,960	69,038	9,562
Delivery costs	22,782	28,637	3,966
Other operating expenses	25,088	25,329	3,508
Store depreciation and amortization	32,974	34,021	4,712
Company owned and operated store costs and expenses	336,540	334,134	46,277

Costs of other revenues	18,868	25,024	3,466
Marketing expenses	18,303	20,748	2,874
General and administrative expenses	70,620	58,698	8,128
Franchise and royalty expenses	11,905	14,132	1,957
Other operating costs and expenses	5,572	4,183	579
Loss on disposal of property and equipment	896	2,004	278
Impairment losses of long-lived assets	4,418	18,965	2,627
Other income	226	1,675	232
Total costs and expenses, net	466,896	476,213	65,954

Operating loss	(130,417)	(129,398)	(17,921)

Interest income	2,023	992	137
Interest expenses	(4,336)	(5,591)	(774)
Foreign currency transaction loss	(1,788)	3,950	547
Changes in fair value of Deferred Contingent consideration	-	(2,130)	(295)
Changes in fair value of convertible notes	(14,272)	(10,651)	(1,475)
Changes in fair value of warrant liabilities	(58,184)	-	-
Changes in fair value of ESA derivative liabilities	32,523	-	-

Loss before income taxes	(174,451)	(142,828)	(19,781)
Income tax expenses	-	-	-
Net loss	(174,451)	(142,828)	(19,781)

Less: Net (income) loss attributable to non-controlling interests	433	1,217	169
Net Loss attributable to shareholders of the Company	(174,884)	(144,045)	(19,950)
Basic and diluted loss per Ordinary Share	(1.25)	(0.90)	(0.12)

Net loss	(174,451)	(142,828)	(19,781)

Other comprehensive income (loss)
Unrealized gain on short-term investment, net of nil income taxes	700	-	-
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(2,607)	(3,550)	(492)
Foreign currency translation adjustment, net of nil income taxes	1,029	(3,033)	(420)

Total comprehensive loss	(175,329)	(149,411)	(20,693)

Less: Comprehensive loss attributable to non- controlling interests	433	1,217	169
Comprehensive loss attributable to shareholders of the Company	(175,762)	(150,628)	(20,862)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net cash used in operating activities	(85,360)	(26,746)	(3,704)
Net cash provided by/(used in) investing activities	50,238	(7,264)	(1,006)
Net cash provided by financing activities	163,983	25,975	3,597
Effect of foreign currency exchange rate changes on cash	(3,368)	1,338	185
Net increase/(decrease) in cash	125,493	(6,697)	(928)
Cash at beginning of the period	239,077	203,587	28,196
Cash at end of the period	364,570	196,890	27,268

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES
(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Adjusted store EBITDA and adjusted store EBITDA margin

	For the three months ended March 31, 2024
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
Revenues - company owned and operated stores	296,375	14,662	311,037	43,078
Food and packaging costs - company owned and operated stores	(102,709)	(5,814)	(108,523)	(15,030)
Rental expenses - company owned and operated stores	(64,608)	(3,978)	(68,586)	(9,499)
Payroll and employee benefits - company owned and operated stores	(65,179)	(3,859)	(69,038)	(9,562)
Delivery costs - company owned and operated stores	(27,534)	(1,103)	(28,637)	(3,966)
Other operating expenses - company owned and operated stores	(24,217)	(1,112)	(25,329)	(3,508)
Store depreciation and amortization	(33,227)	(794)	(34,021)	(4,712)
Franchise and royalty expenses - company owned and operated stores	(9,839)	(455)	(10,294)	(1,426)
Fully-burdened gross loss - company owned and operated stores	(30,938)	(2,453)	(33,391)	(4,625)
Store depreciation and amortization	33,227	794	34,021	4,712
Store pre-opening expenses	4,952	542	5,494	761
Adjusted Store EBITDA	7,241	(1,117)	6,124	848
Adjusted Store EBITDA Margin	2.4%	-7.6%	2.0%	2.0%

	For the three months ended March 31, 2023
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
Revenues - company owned and operated stores	310,451	-	310,451	45,205
Food and packaging costs - company owned and operated stores	(111,326)	-	(111,326)	(16,210)
Rental expenses - company owned and operated stores	(71,410)	-	(71,410)	(10,398)
Payroll and employee benefits - company owned and operated stores	(72,960)	-	(72,960)	(10,624)
Delivery costs - company owned and operated stores	(22,782)	-	(22,782)	(3,318)
Other operating expenses - company owned and operated stores	(25,088)	-	(25,088)	(3,653)
Store depreciation and amortization	(32,974)	-	(32,974)	(4,801)
Franchise and royalty expenses - company owned and operated stores	(9,823)	-	(9,823)	(1,430)
Fully-burdened gross loss - company owned and operated stores	(35,912)	-	(35,912)	(5,229)
Store depreciation and amortization	32,974	-	32,974	4,801
Store pre-opening expenses	8,940	-	8,940	1,302
Adjusted Store EBITDA	6,002	-	6,002	874
Adjusted Store EBITDA Margin	1.9%		1.9%	1.9%

B. Adjusted general and administrative expenses

	For the three months ended March 31, 2024
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
General and administrative expenses	(54,467)	(4,231)	(58,698)	(8,128)
Adjusted for:
Share-based compensation expenses	1,014	-	1,014	140
Impairment losses of rental deposits	2,457	-	2,457	340
Adjusted General and administrative expenses	(50,996)	(4,231)	(55,227)	(7,648)
Adjusted General and administrative expenses as a % of total revenue	15.4%	28.8%	15.9%	15.9%

	For the three months ended March 31, 2023
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
General and administrative expenses	(70,620)	-	(70,620)	(10,286)
Adjusted for:
Share-based compensation expenses	3,161	-	3,161	460
Adjusted General and administrative expenses	(67,459)	-	(67,459)	(9,826)
Adjusted General and administrative expenses as a % of total revenue	20.0%		20.0%	20.0%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended March 31, 2024
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
Operating loss	(121,262)	(8,136)	(129,398)	(17,921)
Adjusted for:
Store pre-opening expenses	4,952	542	5,494	761
Depreciation and amortization	42,225	1,415	43,640	6,044
Share-based compensation expenses	1,014	-	1,014	140
Impairment losses of rental deposits	2,457	-	2,457	340
One-off expense of store closure	2,265	-	2,265	314
Impairment losses of long-lived assets	18,965	-	18,965	2,627
Loss on disposal of property and equipment	2,004	-	2,004	278
Adjusted Corporate EBITDA	(47,380)	(6,179)	(53,559)	(7,417)
Adjusted Corporate EBITDA Margin	-14.3%	-42.1%	-15.4%	-15.4%

	For the three months ended March 31, 2023
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
Operating loss	(130,417)	-	(130,417)	(18,992)
Adjusted for:
Store pre-opening expenses	8,940	-	8,940	1,302
Depreciation and amortization	38,357	-	38,357	5,585
Share-based compensation expenses	3,161	-	3,161	460
Impairment losses of long-lived assets	4,418	-	4,418	643
Loss on disposal of property and equipment	896	-	896	130
Adjusted Corporate EBITDA	(74,645)	-	(74,645)	(10,872)
Adjusted Corporate EBITDA Margin	-22.2%		-22.2%	-22.2%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended March 31, 2024
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
Net loss	(134,689)	(8,139)	(142,828)	(19,781)
Adjusted for:
Store pre-opening expenses	4,952	542	5,494	761
Share-based compensation expenses	1,014	-	1,014	140
Impairment losses of long-lived assets	18,965	-	18,965	2,627
Impairment losses of rental deposits	2,457	-	2,457	340
One-off expense of store closure	2,265	-	2,265	314
Loss on disposal of property and equipment	2,004	-	2,004	278
Changes in fair value of Deferred Contingent consideration	2,130	-	2,130	295
Changes in fair value of convertible notes	10,651	-	10,651	1,475
Adjusted Net loss	(90,251)	(7,597)	(97,848)	(13,551)
Adjusted Net loss Margin	-27.2%	-51.8%	-28.2%	-28.2%

	For the three months ended March 31, 2023
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
Net loss	(174,451)	-	(174,451)	(25,402)
Adjusted for:
Store pre-opening expenses	8,940	-	8,940	1,302
Share-based compensation expenses	3,161	-	3,161	460
Impairment losses of long-lived assets	4,418	-	4,418	643
Loss on disposal of property and equipment	896	-	896	130
Changes in fair value of convertible notes	14,272	-	14,272	2,078
Changes in fair value of warrant liabilities	58,184	-	58,184	8,472
Changes in fair value of ESA derivative liabilities	(32,523)	-	(32,523)	(4,736)
Adjusted Net loss	(117,103)	-	(117,103)	(17,053)
Adjusted Net loss Margin	-34.8%		-34.8%	-34.8%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended March 31, 2024
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(135,906)	(8,139)	(144,045)	(19,950)
Adjusted for:
Store pre-opening expenses	4,952	542	5,494	761
Share-based compensation expenses	1,014	-	1,014	140
Impairment losses of long-lived assets	18,965	-	18,965	2,627
Impairment losses of rental deposits	2,457	-	2,457	340
One-off expense of store closure	2,265	-	2,265	314
Loss on disposal of property and equipment	2,004	-	2,004	278
Changes in fair value of Deferred Contingent consideration	2,130	-	2,130	295
Changes in fair value of convertible notes	10,651	-	10,651	1,475
Adjusted Net loss attributable to shareholders of the Company	(91,468)	(7,597)	(99,065)	(13,720)
Weighted average shares outstanding used in calculating basic and diluted loss per share	160,633,868	160,633,868	160,633,868	160,633,868
Adjusted basic and diluted net loss per Ordinary Share	(0.57)	(0.05)	(0.62)	(0.09)

	For the three months ended March 31, 2023
	Tims	Popeyes	Total
	RMB	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(174,884)	-	(174,884)	(25,465)
Adjusted for:
Store pre-opening expenses	8,940	-	8,940	1,302
Share-based compensation expenses	3,161	-	3,161	460
Impairment losses of long-lived assets	4,418	-	4,418	643
Loss on disposal of property and equipment	896	-	896	130
Changes in fair value of convertible notes	14,272	-	14,272	2,078
Changes in fair value of warrant liabilities	58,184	-	58,184	8,472
Changes in fair value of ESA derivative liabilities	(32,523)	-	(32,523)	(4,736)
Adjusted Net loss attributable to shareholders of the Company	(117,536)	-	(117,536)	(17,116)
Weighted average shares outstanding used in calculating basic and diluted loss per share	139,612,628	-	139,612,628	139,612,628
Adjusted basic and diluted net loss per Ordinary Share	(0.84)	-	(0.84)	(0.12)